SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                  (Rule 13d-1)


                    SONGZAI INTERNATIONAL HOLDING GROUP, INC.

                         f/k/a HERITAGE COMPANIES, INC.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    83545W107
                                    ---------
                                 (CUSIP Number)


Hong Chang, 5628 Halifax Road, Arcadia, California 91007, Tel: (954) 975-5643
-----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 2003
                                -----------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.


        NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 1      Hong Jun Li
---     --------------------------------------------------------------------------------

        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
 2                                                         (b)
---     --------------------------------------------------------------------------------

 3      SEC USE ONLY
---     --------------------------------------------------------------------------------

 4      SOURCE OF FUNDS
        OO
---     --------------------------------------------------------------------------------

 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)
---     --------------------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Peoples' Republic of China
---     --------------------------------------------------------------------------------

        7     SOLE VOTING POWER             4,879,703
        --    --------------------------------------------------------------------------

        8     SHARED VOTING POWER           0
        --    --------------------------------------------------------------------------

        9     SOLE DISPOSITIVE POWER        4,879,703
        --    --------------------------------------------------------------------------

        10    SHARED DISPOSITIVE POWER      0
        --    --------------------------------------------------------------------------

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,879,703
---     --------------------------------------------------------------------------------

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
---     --------------------------------------------------------------------------------

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  7.2%
---     --------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON
                  IN
---     --------------------------------------------------------------------------------





Item  1.     Security  and  Issuer.
             ----------------------

     This Statement relates to shares of common stock, $.001 par value (the "Common Stock"), of Songzai International Holding Group, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 5628 Halifax Road, Arcadia, California 91007. At present, there are 68,103,748 issued and outstanding shares of the Issuer's Common Stock.

Item  2.     Identity  and  Background.
             --------------------------

     a.   The  name  of  the  Reporting  Person  is  Hong  Jun  Li.

     b. The residence address of Mr. Li is 178 HuaShan Rd., Nan Gang Qu, Harbin, P.R. China 150090.

     c. The present principal occupation of Mr. Li is President and Director of the Issuer. The principal business of the Issuer is the information technology business and its principal address is 5628 Halifax Road, Arcadia, California 91007.

     d. During the past five years, Mr. Li has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. During the past five years, Mr. Li has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     f.   Mr.  Li  is  a  citizen  of  the  Peoples'  Republic  of  China.

Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration.
             ---------------------------------------------------------

     The source and amount of other consideration used in making the purchases reported on this statement are Mr. Li's contribution of past, present and future services to the Issuer. Mr. Li is the President and a Director of the Issuer. He was instrumental in the Issuer's acquisition of Harbin Yong Heng Ke Ji Fa Zhan You Xian Ze Ren Gong Si, a corporation organized and existing under the laws of the Peoples' Republic of China. The reported shares were acquired from Mr. Li's brother, Mr. Hong Wen Li, Chairman of the Board of the Issuer and a beneficial owner of 16.2% of the outstanding shares of common stock of the Issuer.

Item  4.     Purpose  of  Transaction.
             -------------------------

     The purpose of the acquisition was to allow Mr. Li to acquire a significant equity position in the Issuer. Mr. Li has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.


Item  5.     Interest  in  Securities  of  the  Issuer.
             ------------------------------------------

     a. At present, the Issuer has issued and outstanding 68,103,748 shares of Common Stock, of which Mr. Li is presently the record owner of 4,879,703 shares. Mr. Li is not part of a group within the meaning of
          Section  13(d)(3)  of  the  Act.

     b. The following table indicates the number of shares as to which Mr. Li has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

                               Sole Voting Power
                               -----------------

     Name  of  Person          Number  of  Shares     Percent  Outstanding
     ----------------          ------------------     --------------------
     Hong  Jun  Li                 4,879,703                 7.2%

                               Shared Voting Power
                               -------------------

     Name  of  Person          Number  of  Shares     Percent  Outstanding
     ----------------          ------------------     --------------------
     Hong  Jun  Li                     0                       0%

                               Sole Dispositive Power
                               ----------------------

     Name  of  Person          Number  of  Shares     Percent  Outstanding
     ----------------          ------------------     --------------------
     Hong  Jun  Li                 4,879,703                 7.2%

                               Shared Dispositive Power
                               ------------------------

     Name  of  Person          Number  of  Shares     Percent  Outstanding
     ----------------          ------------------     --------------------
     Hong  Jun  Li                     0                       0%

     c.   Not  applicable.

     d.   None.

     e.   Not  applicable.

Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  With
             ------------------------------------------------------------------
             Respect  to  Securities  of  the  Issuer.
             -----------------------------------------

     None.

Item  7.     Material  to  be  Filed  as  Exhibits.
             -------------------------------------

     None.


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January  6,  2004


By:  /s/  Hong  Jun  Li
     ------------------
     Hong  Jun  Li
     Director